Exhibit 10.1

EXECUTION COPY

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (“Agreement”) is entered into this January 12, 2015, by and between Dana Holding Corporation, a Delaware corporation, with its principal executive office at 3939 Technology Drive, Maumee, Ohio (the “Company”), and Roger Wood, an individual (“Executive”), effective as of the date first written above (the “Effective Date”).

RECITALS

A.	Executive presently serves as President and Chief Executive Officer of the Company.

B.	Executive has announced his intention to retire from employment with the Company at the end of April, 2016.

C.	The Company desires the Executive to remain in his current positions until his retirement, and to assist the Company, as requested by the Board of Directors, in connection with the search for an appropriate successor and in transitioning his duties and responsibilities to such successor.

D.	The Company and Executive desire to enter into this Agreement as to the terms of Executive’s employment by the Company to be effective as of the Effective Date.

Therefore, in consideration of the promises and respective covenants and agreements of the parties herein contained, and intending to be legally bound, the parties hereto agree as follows:

1.	Employment. The Company and Executive hereby agree that as of the Effective Date Executive shall be employed by the Company on the terms set forth in this Agreement.

2.	Term. The employment of Executive by the Company under the terms of this Agreement shall commence on the Effective Date and shall continue in effect until April 30, 2016 (the “Expiration Date”), unless earlier terminated as set forth in Section 6 of this Agreement (the period from the Effective Date through such termination shall hereinafter be referred to as the “Term”).

3.	Position and Duties. Executive shall serve as President and Chief Executive Officer of the Company, reporting to the Board of Directors of the Company (“Board”), and shall have such responsibilities and authority commensurate with such position as may from time to time be assigned to Executive by the Board. In addition, Executive shall assist the Board, to the extent requested, in connection with succession planning, including, without limitation, the identification of a talented and appropriate successor to the office of President and Chief Executive Officer, and in the transition of Executive’s duties once the successor is identified. Executive shall devote substantially all his working time and efforts to the business and affairs of the Company. However, Executive may devote reasonable time to supervision of his personal investments and professional, charitable, educational, religious and other similar activities, and speaking engagements, and may also serve on the board of directors of any company or organization, provided such activities are not competitive with the Company and do not interfere with Executive’s discharge of his duties to the Company.

4.	Directorship Agreement. As of the Effective Date, Executive shall continue to serve as a member of the Board. The Board shall re-nominate Executive as a Director during such time as Executive serves as President and Chief Executive Officer. Subject to Sections 6.3 and 6.6, after the first full calendar quarter to elapse following Executive’s ceasing to be President and Chief Executive Officer by virtue of the appointment of his successor or his retirement in connection therewith, Executive shall immediately resign as a Director.

5.	Compensation and Related Matters.

During the Term, Executive shall be entitled to the following compensation and benefits:

5.1	Salary. The Company shall pay to Executive a salary of $1,025,000 per year (the “Base Salary”), which rate may be increased (but not decreased, except for across-the-board decreases applicable with like proportionate effect to other senior executives of the Company) from time to time in accordance with normal business practices of the Company, at the discretion of the Board. The Base Salary shall be payable by the Company in accordance with the normal payroll practices of the Company then in effect. Any increase or decrease in the Base Salary amount shall thereafter be Executive’s “Base Salary” for all purposes hereunder.

5.2	Bonus. Executive shall be eligible for an annual bonus in 2015 with a target amount equal to 125% of Executive’s Base Salary (the “Target Bonus”) pursuant to the Company’s 2012 Omnibus Incentive Plan, or any successor thereto (“Plan”). Executive’s actual bonus amount shall be based on the achievement of performance measures set by the Board of Directors. Executive shall also be eligible to earn an additional 30% of the Executive’s Target Bonus under the personal performance program based on Executive’s support of the succession and transition process. Any bonus under this Section 5.2 shall be subject to the provisions of Section 6.4 and 6.5 below.

5.3	Annual Long Term Incentive Program. Executive shall be eligible for an annual award in 2015 pursuant to the Company’s long term incentive program under the Plan with a target equal to 425% of base salary. Any such award shall be subject to the provisions of Sections 6.4 and 6.5 below.

5.4	Vacation. In addition to legal holidays observed by the Company, Executive shall be entitled to twenty (20) days of paid vacation per year, which vacation days shall accrue and be useable by Executive in accordance with the Company’s standard vacation policies. Upon termination of employment, the Company shall promptly pay Executive any accrued and unused vacation days.

5.5	Expenses. Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by Executive in performing services hereunder, including all expenses of travel and living expenses while away from home on business or at the request of and in the service of the Company, provided that such expenses are incurred and accounted for in accordance with the policies and procedures as reasonably established by the Company.

5.6	Other Benefits. Executive shall be entitled to participate in all of the Company’s benefit plans or arrangements, subject to the terms and conditions thereof, as in effect from time to time with respect generally to senior executives; provided, Executive’s allowance for perquisites under the applicable perquisite program of the Company shall be in the amount of $50,000 for each fiscal year.

6.	Termination.

6.1	Termination for Any Reason. Anything herein to the contrary notwithstanding, the Company may terminate Executive’s employment at any time for any reason with or without notice. Executive may terminate his employment at any time for any reason after giving the Company not less than thirty (30) days prior notice of such termination. The Term of this Agreement shall terminate upon any termination of employment.

6.2	Termination Upon Death or Disability. Executive’s employment hereunder shall terminate upon his death. In the event that Executive’s employment terminates due to his death or the Company terminates his employment due to Disability, he shall be entitled to (i) his accrued and unpaid Base Salary and accrued and unused vacation, payable not later than the first complete payroll payment date following such termination, (ii) his unreimbursed business expenses incurred prior to such termination, payable in accordance with the policies and procedures applicable under Section 5.5 and (iii) his accrued and vested benefits under all employee benefit plans in which Executive is a participant, payable in accordance with the terms of such plans (collectively, Executive’s “Accrued Obligations”). Executive shall also be entitled to any unpaid annual and long term cash bonus earned for a completed previous performance period, payable when such bonuses are paid to other senior executives (“Prior Bonus”). Upon payment of the Accrued Obligations and the Prior Bonus, the Company shall have no further obligation to Executive. For all purposes under this Agreement, “Disability” shall have the meaning set forth in the Company’s Executive Severance Plan (or successor to such plan).

6.3	Termination by the Company For Cause. In the event that the Company terminates Executive’s employment for Cause, (i) Executive shall be entitled to his Accrued Obligations and the Company shall have no further obligation to Executive and (ii) Executive shall immediately resign as a Director.

6.4	Appointment of a Successor During the Term.

6.4.1	In the event that Executive’s employment hereunder is terminated in connection with the Company’s appointment of a successor to the role of President and Chief Executive Officer, Executive shall be entitled to (i) his Accrued Obligations and any Prior Bonus, (ii) continued payment of Executive’s Base Salary, payable in regular payroll installments over the period commencing on the date of Executive’s termination and ending on the Expiration Date, (iii) if such termination occurs during 2015, a bonus for 2015 equal to the bonus Executive would have received for such year based on actual performance under the annual incentive program, including the personal objective component, calculated as if Executive were employed for the entire year, and paid when annual bonuses are paid to other senior executives, and (iv) medical, dental, prescription drug, basic life insurance and employee assistance program benefits through the Expiration Date, subject to Executive’s payment of any required employee contributions consistent with those contributions required of active employees of the Company (and which benefits shall be coterminous with Executive’s entitlement to COBRA health benefits continuation).

6.4.2	Upon termination of Executive’s employment under this Section 6.4, (i) all of the Executive’s stock options shall vest and all such stock options shall remain exercisable until 10 years from their respective dates of grant and (ii) for purposes of Executive’s restricted stock unit awards, Executive shall be treated as if he had terminated employment on the Expiration Date and as if he was eligible for Normal Retirement (as such term is defined in Executive’s Restricted Stock Unit Agreement) on such date, and any restricted stock units that become nonforfeitable based on Normal Retirement under this Section 6.4.2 shall be settled at the time provided in the Restricted Stock Unit Agreement, (iii) for purposes of Executive’s unvested performance cash awards and performance share awards (a) with respect to any performance year completed prior to the Expiration Date, Executive shall be entitled to receive the full amount earned for each such year at the time that such amounts would otherwise have been paid to participants in the Company’s long-term incentive program under the Plan (provided, that such amounts shall not result in a duplication of any long-term cash bonus amounts paid as part of the Prior Bonus), (b) with respect to any performance years that include the Expiration Date, Executive shall be entitled to receive the amount Executive would have received for such year based on actual performance for the year of termination multiplied by the ratio of the number full months elapsed between the commencement of the performance period and the Expiration Date and the number of months in the performance period and (c) any performance cash awards earned under this Section 6.4.2 shall be paid at the time that such awards would otherwise have been paid to participants in the Company’s long-term incentive program under the Plan and (iv) Executive shall be deemed to have satisfied the requisite term of service and all other conditions for vesting and distribution under the terms of the Supplemental Executive Retirement Plan (the “SERP”).

6.4.3	Other than payment of the amounts and benefits provided under this Section 6.4, the Company shall have no further obligation to Executive.

6.4.4	The payments and benefits provided under clauses (ii), (iii) and (iv) of Section 6.4.1 and under Section 6.4.2 shall be subject to Executive entering into a complete release of all claims in the form then applicable under the Company’s Executive Severance Plan (or any successor to such plan). All amounts payable under this Section 6.4 shall be in lieu of and not in addition to any amount that otherwise might be payable under the Company’s Executive Severance Plan (or successor to such plan) upon such a termination.

6.5	Termination by the Company Without Cause; by Executive for Good Reason.

6.5.1	In the event that the Company terminates Executive’s employment hereunder without Cause (and not due to Disability) or Executive terminates his employment hereunder for Good Reason, Executive shall be entitled to the payments and benefits provided for under Section 6.4.1 and 6.4.2 above.

6.5.2	Other than payment of the amounts and benefits provided under this Section 6.5, the Company shall have no further obligation to Executive.

6.5.3	For all purposes under this Agreement, “Cause” shall mean and include (i) a willful and material misappropriation of any monies or assets or properties of the Company; (ii) a willful and material breach by Executive of the terms of this Agreement that is demonstrably injurious to the Company and that has not been cured within thirty (30) days after written notice to Executive of the breach, which notice shall specify the breach and the nature of conduct necessary to cure such breach; or (iii) the conviction of, or plea of guilty or nolo contendre, by Executive to a felony or to any criminal offense involving Executive’s moral turpitude.

6.5.4

For all purposes under this Agreement, “Good Reason” shall mean the occurrence of any of the following without the Executive’s consent: (i) any material adverse change by the Company in Executive’s title, position, authority or reporting relationships with the Company; provided that any adverse change in Executive’s title, position, authority or reporting relationships associated with the Company’s succession planning and the transition to a successor President and Chief Executive Officer shall not constitute Good Reason hereunder; (ii) the Company’s requirement that Executive relocate to a location in excess of fifty (50) miles from the Company’s current office location or from any future office location acceptable to Executive; or (iii) any material breach by the Company of this Agreement which is not cured within thirty (30) days after written notice thereof by Executive to the Company, which notice shall specify the breach and the nature of conduct necessary to cure such breach.

6.5.5	The payments and benefits provided pursuant to Sections 6.5.1 (other than the Accrued Obligations and Prior Bonus) shall be subject to Executive entering into a complete release of all claims in the form then applicable under the Company’s Executive Severance Plan (or any successor to such plan). All amounts payable under this Section 6.5 shall be in lieu of and not in addition to any amount that otherwise might be payable under the Company’s Executive Severance Plan (or successor to such plan) upon such a termination.

6.6	Termination By Executive Other than for Good Reason. In the event that, prior to the Expiration Date, Executive terminates his employment other than for Good Reason, (i) Executive shall be entitled to his Accrued Obligations and the Company shall have no further obligation to Executive and (ii) Executive shall immediately resign as a Director.

6.7	Expiration of the Term.

6.7.1	Upon the Expiration Date, the Executive shall retire and his employment with the Company shall cease. Executive shall be entitled to (i) his Accrued Obligations and any Prior Bonus and (ii) the payments and benefits provided for under Sections 6.4.1 (if not previously paid) and 6.4.2 above, and the Company shall have no further obligation to Executive. The payments and benefits provided under clause (ii) of this Section 6.7 shall be subject to Executive entering into a complete release of all claims in the form then applicable under the Company’s Executive Severance Plan (or any successor to such plan). All amounts payable under this Section 6.7 shall be in lieu of and not in addition to any amount that otherwise might be payable under the Company’s Executive Severance Plan (or successor to such plan) upon such a termination.

6.7.2	In the event Executive’s employment continues past 2015 and into 2016, the Company and Executive shall discuss whether additional incentive compensation opportunities are appropriate.

7.	Confidential Information.

7.1

During the period of Executive’s employment and at all times thereafter, Executive shall protect and not disclose Proprietary Information, except as may be required to discharge his duties hereunder or if Executive is required by law, regulation, or court order to disclose any Proprietary Information. “Proprietary Information” is all information, whether or not reduced to writing (or in a form from which information can be obtained, translated, or derived into reasonably usable form) or maintained in the mind or memory of Executive and whether compiled or created by the Company, any of its subsidiaries or any affiliates of the Company or its subsidiaries (collectively, the “Company Group”), which derives independent economic value from not being readily known to or ascertainable by proper means by others who can obtain economic value from the disclosure or use of such information, of a proprietary, private, secret or confidential (including, without exception, inventions, products, processes, methods, techniques, formulas, compositions, compounds, projects, developments, sales strategies, plans, research data, clinical data, financial data, personnel data, computer programs, customer and supplier lists, trademarks, service marks, copyrights (whether registered or unregistered), artwork, and contacts at or knowledge of customers or prospective customers) nature concerning the Company Group’s business, business relationships or financial affairs; provided however, that Proprietary Information shall not include any information that (i) has become generally available to the public other than as a result of a disclosure by Executive, or (ii) was available or became known to Executive prior to the disclosure of such information on a non-confidential basis without breach of any duty of confidentiality from any party to the Company and Executive.

7.2	Executive further agrees that his obligation not to disclose or to use information and materials of the types, and his obligation to return materials and tangible property, set forth in this Section 7 also extends to such types of information, materials and tangible property of customers of the Company Group, consultants for the Company, suppliers to the Company, or other third parties who may have disclosed or entrusted the same to the Company or to Executive.

7.3	Executive’s obligations under this Section 7 are in addition to, and not in limitation of, all other obligations of confidentiality under the Company’s policies, general legal or equitable principles or statutes.

8.	Statements to Third Parties.

8.1	During the period of Executive’s employment and at all times thereafter, other than in connection with the performance of his duties hereunder, Executive shall not, directly or indirectly, make or cause to be made any statements, including but not limited to, comments in books or printed media, to any third parties criticizing or disparaging the Company Group or commenting on the character or business reputation of the Company Group and resulting in a material adverse impact upon the Company. Without the prior written consent of the Board, unless otherwise required by law, Executive shall not (i) publicly comment in a manner materially adverse to the Company Group concerning the status, plans or prospects of the business of the Company Group or (ii) publicly comment in a manner materially adverse to the Company Group concerning the status, plans or prospects of any existing, threatened or potential claims or litigation involving the Company Group; provided, nothing herein shall preclude honest and good faith reporting by Executive to appropriate Company or legal enforcement authorities.

8.2	During the period of Executive’s employment and at all times thereafter, other than in connection with the performance of the duties of Company senior executives (other than Executive), the Company shall use its best efforts to cause the senior executives of the Company (other than Executive) to not, directly or indirectly, make or cause to be made any statements, including but not limited to, comments in books or printed media, to any third parties criticizing or disparaging Executive or commenting on the character or business reputation of Executive, and resulting in a material adverse impact upon Executive. Nothing herein shall preclude honest and good faith reporting by the Company or its senior executives (other than Executive) to appropriate legal enforcement authorities.

9.	Non-Competition. For a period commencing on the Effective Date and continuing for twenty-four (24) months following Executive’s termination of employment for any reason (the “Restricted Period”), Executive covenants and agrees that Executive shall not, directly or indirectly, engage in any activities on behalf of or have an interest in any Competitor of the Company Group, whether as an owner, investor, executive, manager, employee, independent consultant, contractor, advisor, or otherwise, other than ownership of less than one percent (1%) of any class of stock in a publicly traded corporation. A “Competitor” is any entity doing business directly or indirectly (as an owner, investor, provider of capital or otherwise) in the United States including any territory of the United States (the “Territory”) for whom no less than 5% of such entity’s gross annual revenues for the preceding year are attributable to products or services that are the same or similar to the products or services that are being provided by any member of the Company Group at the time of Executive’s termination or that were provided by a member of the Company Group during the two-year period prior to Executive’s termination of employment; provided, however, that any separate subsidiary or distinct division of a Competitor which contributed less than 5% of such entity’s gross annual revenues for the preceding year shall also be a Competitor if Executive provides services or advise to it. Executive acknowledges and agrees that due to the continually evolving nature of the Company Group’s industry, the scope of its business or the identities of Competitors may change over time. Executive further acknowledges and agrees that the Company Group markets its products and services on a nationwide basis, encompassing the Territory and that the restrictions imposed by this covenant, including the geographic scope, are reasonably necessary to protect the Company Group’s legitimate interests.

10.	Non-Solicitation. Executive hereby covenants and agrees that he shall not during the Restricted Period, directly or indirectly, individually or on behalf of any other person or entity:

10.1	Hire or employ or assist in hiring or employing any person who was at any time during the last 6 months of Executive’s employment an employee, representative or agent of any member of the Company Group or solicit, aid, induce or attempt to solicit, aid, induce or persuade, directly or indirectly, any person who is an employee, representative, or agent of any member of the Company Group to leave his or her employment with any member of the Company Group to accept employment with any other person or entity provided, however, the foregoing shall not prohibit advertisements for employment placed in newspapers or other media of general circulation to the general public; or

10.2	Solicit any customer of the Company Group, or any person or entity whose business the Company Group had solicited during the 180-day period prior to termination of Executive’s employment for purposes of business which is competitive to the Company Group within the Territory.

11.	Developments. Executive acknowledges and agrees that he shall make full and prompt disclosure to the Company of all inventions, improvements, discoveries, methods, developments, software, mask works, and works of authorship, whether patentable or copyrightable or not, (i) which relate to the Company’s business and have heretofore been created, made, conceived or reduced to practice by Executive or under his direction or jointly with others, and not assigned to prior employers, or (ii) which have utility in or relate to the Company’s business and are created, made, conceived or reduced to practice by Executive or under his direction or jointly with others during his employment with the Company, whether or not during normal working hours or on the premises of the Company (all of the foregoing of which are collectively referred to in this Agreement as “Developments”). Executive further agrees to enter into the Company’s standard form of invention and disclosure agreement that is required of all new employees. Executive further agrees to cooperate fully with the Company, both during and his employment with the Company, with respect to the procurement, maintenance and enforcement of copyrights, patents and other intellectual property rights (both in the United States and other countries) relating to Developments. Executive shall not be required to incur or pay any costs or expenses in connection with the rendering of such cooperation.

12.	Remedies. Executive and the Company agree that the covenants contained in Sections 7, 8, 9, 10 and 11 (the “Covenants”) are reasonable under the circumstances, and further agree that if in the opinion of any court of competent jurisdiction any such Covenant is not reasonable in any respect, such court shall have the right, power and authority to sever or modify any provision or provisions of such Covenants as to the court will appear not reasonable and to enforce the remainder of the covenants as so amended. Executive acknowledges and agrees that the remedy at law available to the Company for breach of any of Executive’s obligations under the Covenants would be inadequate and that damages flowing from such a breach may not readily be susceptible to being measured in monetary terms. Accordingly, Executive acknowledges, consents and agrees that, in addition to any other rights or remedies that the Company may have at law, in equity or under this Agreement, upon adequate proof of Executive’s violation of any Covenant, the Company shall be entitled to immediate injunctive relief and may obtain a temporary order restraining any threatened or further breach, without the necessity of proof of actual damage or of posting any bond.

13.	Indemnification; Insurance. The Company’s standard form of director and officer indemnification agreement, as previously entered into by Executive and the Company, shall remain in effect as of and following the Effective Date. In addition, the Executive shall be covered, both during and up to 24 months after the Expiration Date, by director and officer liability insurance to the maximum extent that such insurance covers any officer or director, or former officer or director, as applicable, of the Company.

14.	Representation; Legal Restrictions. Executive represents and warrants to the Company that Executive is not a party to any contract, agreement or understanding, written or oral, including, without limitation, any agreement containing any non-competition, non-solicitation, confidentiality or other restrictions on your activities, which could prevent Executive from entering into this Agreement or performing all of Executive’s duties and obligations hereunder, other than as has been disclosed by Executive.

15.	Withholding. The Company may withhold from any and all amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

16.	Notice. For the purposes of this Agreement, notices, demands and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or (unless otherwise specified) mailed by registered mail, return receipt requested, postage prepaid, addressed as set forth above, or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

17.	Miscellaneous.

17.1	The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Delaware.

17.2	Sections 6, 7, 8, 9, 10, 11, 12, 13, 15, 16 and such provisions of Section 17 as are relevant of this Agreement shall remain in full force and effect and shall survive the termination of Executive’s employment and the expiration or other termination of this Agreement.

17.3	Any dispute, controversy or question arising under, out of, or relating to this Agreement (or the breach thereof), or, Executive’s employment with the Company or termination thereof, other than those disputes relating to Executive’s alleged violations of Sections 7, 8.1, 9, 10 and 11, or the Company’s alleged violation of Section 8.2, of this Agreement shall be referred for binding arbitration in Toledo, Ohio. Such arbitration shall be conducted in accordance with the National Rules for Resolution of Commercial Disputes of the American Arbitration Association (“Rules”). The parties shall select a neutral arbitrator and this shall be the sole means for resolving such dispute; provided, if the parties are unable to agree to an arbitrator, an arbitrator will be selected in accordance with the Rules. The Company shall pay the costs of the arbitration. If the Executive prevails on at least one material issue in any proceeding before such an arbitrator, the Company shall reimburse the Executive for the reasonable legal fees and expenses incurred by the Executive in such arbitration. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section 17.3 shall not apply to any action by the Company to enforce Sections 7, 8.1, 9, 10 or 11, or by Executive to enforce Section 8.2, of this Agreement and shall not in any way restrict the Company’s remedies under Section 12 of this Agreement.

17.4	It is the intent of the parties that this Agreement be administered so as to comply with Section 409A of the Internal Revenue Code of 1986 (“Section 409A”) and all applicable regulations. The parties intend that any payment due hereunder shall be delayed or adjusted as deemed reasonably necessary to avoid the imposition of Section 409A penalties upon Executive. Without limiting the generality of the foregoing and any provision in this Agreement to the contrary notwithstanding, if any portion of the payments or benefits to be received by Executive under this Agreement would be considered deferred compensation under Section 409A, then the following provisions shall apply to the relevant portion:

17.4.1	For purposes of this Agreement, no payment that would otherwise be made and no benefit that would otherwise be provided upon a termination of employment shall be made or provided unless and until such termination of employment is also a “separation from service” (as determined in accordance with Section 409A);

17.4.2	If Executive is a “specified employee” (within the meaning of Section 409A and determined pursuant to procedures adopted by the Company) at the time of a separation from service, each portion of such payments and benefits that would otherwise be payable pursuant to this Agreement upon a separation from service during the six (6) month period immediately following the separation from service shall instead be paid or made available on the earlier of (i) the first business day of the seventh month following the date Executive incurs a separation from service, and (ii) Executive’s death (the applicable date, the “Permissible Payment Date”);

17.4.3	With respect to any amount of expenses eligible for reimbursement under this Agreement, such expenses shall be reimbursed by the Company within 60 calendar days (or, if applicable, on the Permissible Payment Date) following the date on which the Company receives the applicable invoice from Executive but in no event later than December 31 of the year following the year in which Executive incurs the related expense;

17.4.4	Payments delayed under this Section 17.4 as a result of the application of Section 409A shall not accrue interest. In no event shall the reimbursements or in-kind benefits to be provided by the Company in one taxable year affect the amount of reimbursements or in-kind benefits to be provided in any other taxable year, nor shall Executive’s right to reimbursement or in-kind benefits be subject to liquidation or exchange for another benefit; and

17.4.5	Each payment under this Agreement shall be considered a “separate payment.”

17.4.6

If Executive’s termination of employment occurs on or after November 1st of a calendar year, any payment that otherwise would have been paid to Executive between Executive’s date of termination and the end of the calendar year (and which are contingent upon Executive entering into a complete release of all claims), will be paid to Executive as soon as practicable in the following calendar year and on or before the 90th day following the Executive’s date of termination.

17.5	The Executive shall not be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement, and such amounts shall not be reduced whether or not the Executive obtains other employment.

17.6	The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

17.7	Any waiver, alteration, amendment or modification of any of the terms of this Agreement shall be valid only if made in writing and signed by each of the parties hereto; provided, however, that any such waiver, alteration, amendment or modification is consented to on the Company’s behalf by the Board or a Committee or member thereof as may be duly authorized by the Board. No waiver by either of the parties hereto of their rights hereunder shall be deemed to constitute a waiver with respect to any subsequent occurrences or transactions hereunder unless such waiver specifically states that it is to be construed as a continuing waiver.

17.8	This Agreement, and Executive’s rights and obligations hereunder, may not be assigned or delegated by him. The Company may assign its rights, and delegate its obligations, hereunder to any subsidiary or affiliate of the Company, or any successor to the Company, specifically including the Covenants. The rights and obligations of the Company under this Agreement shall inure to the benefit of and be binding upon its respective successors and assigns. The rights and obligations of Executive under this Agreement shall inure to the benefit of and be binding upon his heirs and legatees.

17.9	This Agreement constitutes the entire understanding and agreement of the parties hereto regarding the employment of Executive. This Agreement supersedes (i) the Executive Employment Agreement dated April 18, 2011 by and between the Company and Executive, which is hereby terminated, and (ii) all prior negotiations, discussions, correspondence, communications, understandings and agreements between the parties relating to the subject matter of this Agreement.

17.10	The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof, affect the meaning or interpretation of this Agreement or of any term or provision hereof. Words of one gender shall be interpreted to mean words of another gender when necessary to construe this Agreement, and in like manner words in singular may be interpreted to be in the plural, and vice versa. Use of the word “or” shall mean “either or both” and use of the word “including” shall be “without limitation.”

17.11	This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The execution of this Agreement may be by actual or facsimile signature.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

Dana Holding Corporation

By:	/s/ J. C Muscari	/s/ Roger Wood
Name:	Joseph C. Muscari	Roger Wood
Title:	Chairman

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